STATEMENT OF INVESTMENTS

Dreyfus Pennsylvania Municipal Money Market Fund

August 31, 2006 (Unaudited)

Short-Term Investments--104.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Allegheny County, GO Notes, Refunding (Insured; FGIC)	5.10	10/1/06	300,000	300,399
Allegheny County Industrial Development Authority, IDR (Watson Rhenania Coatings Company Project) (LOC; PNC Bank)	3.49	9/7/06	1,420,000 a	1,420,000
Allegheny County Industrial Development Authority, Revenue (Sewickley Academy) (LOC; PNC Bank)	3.46	9/7/06	185,000 a	185,000
Allegheny County Industrial Development Authority, Senior Health and Housing Facilities Revenue, Refunding (Longwood at Oakmont Project) (Insured; Radian Group and Liquidity Facility; Bank of America)	3.62	9/1/06	5,680,000 a	5,680,000
Allegheny County Port Authority, Subordinate Lien Special Transportation Revenue (Insured; MBIA)	5.38	6/1/07	2,485,000	2,514,497
Bald Eagle Area School District, GO Notes (Insured; FSA)	4.00	10/1/06	360,000	360,109
Berks County Industrial Development Authority, Manufacturing Facilities Revenue (The Bachman Company Project) (LOC; PNC Bank)	3.49	9/7/06	1,425,000 a	1,425,000
Berks County Industrial Development Authority, Revenue (Beacon Container Corporation Project) (LOC; Wachovia Bank)	3.56	9/7/06	710,000 a	710,000
Berks County Industrial Development Authority, Revenue (EJB Paving and Materials Co. Project) (LOC; Wachovia Bank)	3.56	9/7/06	580,000 a	580,000
Berks County Industrial Development Authority, Revenue (Fleetwood Industries Business Trust Project) (LOC; First Tennessee Bank)	3.51	9/7/06	2,370,000 a	2,370,000
Bucks County Industrial Development Authority, IDR (Dunmore Corporation Project) (LOC; Wachovia Bank)	3.56	9/7/06	1,830,000 a	1,830,000

Bucks County Industrial Development Authority, Revenue (Christian Life Center Project) (LOC; Wachovia Bank)	3.51	9/7/06	265,000 a	265,000
Butler Area School District, GO Notes (Insured; FGIC)	3.85	9/1/06	330,000	330,000
Butler County Industrial Development Authority, EDR (Armco Inc. Project) (LOC; Fifth Third Bank)	3.49	9/7/06	1,535,000 a	1,535,000
Butler County Industrial Development Authority, EDR (Butler County Family YMCA Project) (LOC; National City Bank)	3.47	9/7/06	6,500,000 a	6,500,000
Chester County, Revenue (LOC; PNC Bank)	3.51	9/7/06	1,900,000 a	1,900,000
Chester County Industrial Development Authority, Student Housing Revenue (University Student Housing LLC Project) (LOC; Citizens Bank of Pennsylvania)	3.46	9/7/06	4,000,000 a	4,000,000
Conewago Valley School District, GO Notes (Insured; FGIC)	3.90	9/1/06	370,000	370,000
Conrad Weiser Area School District, GO Notes (Insured; FSA)	3.90	10/1/06	605,000	605,135
Cumberland County GO (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	3.46	9/1/06	3,285,000 a	3,285,000
Cumberland County Municipal Authority, College Revenue (Messiah College Project) (Insured; AMBAC)	5.50	10/1/06	140,000	140,187
Dauphin County, GO Notes (Insured; AMBAC)	3.85	11/15/06	100,000	100,059
Delaware County Industrial Development Authority, Revenue (Astra Foods, Inc. Project) (LOC; Wachovia Bank)	3.56	9/7/06	4,000,000 a	4,000,000
Delaware County Industrial Development Authority, Revenue (Melmark Incorporated Project) (LOC; Commerce Bank)	3.46	9/7/06	1,250,000 a	1,250,000
East Hempfield Township Industrial Development Authority, IDR (Mennonite Home Project) (LOC; M&T Bank)	3.52	9/7/06	2,300,000 a	2,300,000
East Hempfield Township Industrial Development Authority, Revenue (BGT Realty Project) (LOC; Fulton Bank)	3.56	9/7/06	2,750,000 a	2,750,000

East Hempfield Township Industrial Development Authority, Revenue (Student Lodging Inc. Project) (LOC; Fulton Bank)	3.51	9/7/06	4,000,000 a	4,000,000
Elizabethtown Industrial Development Authority, College Revenue (Elizabethtown College Project) (LOC; Fulton Bank)	3.51	9/7/06	3,000,000 a	3,000,000
Erie County Hospital Authority, Revenue (Union County Memorial Hospital Project) (LOC; M&T Bank)	3.46	9/7/06	1,800,000 a	1,800,000
Franklin County Industrial Development Authority, Revenue (James and Donna Martin Project) (LOC; Wachovia Bank)	3.56	9/7/06	800,000 a	800,000
Franklin County Industrial Development Authority, Revenue (Loudon Industries Inc. Project) (LOC; M&T Bank)	3.78	9/7/06	1,300,000 a	1,300,000
Hampden Industrial Development Authority, Revenue (Pennsylvania Pipe, Inc. Project) (LOC; Wachovia Bank)	3.56	9/7/06	1,105,000 a	1,105,000
Kiski Area School District, GO Notes (Insured; FGIC)	3.90	9/1/06	465,000	465,000
Lancaster County Hospital Authority, Health Center Revenue (Luthercare Project) (LOC; M&T Bank)	3.46	9/7/06	265,000 a	265,000
Lancaster Industrial Development Authority, EDR (Purple Cow Partners LLC Project) (LOC; First Tennessee Bank)	3.49	9/7/06	2,500,000 a	2,500,000
Lancaster Industrial Development Authority, Revenue (Boose Aluminum Foundry Project) (LOC; Fulton Bank)	3.56	9/7/06	2,770,000 a	2,770,000
Lancaster Industrial Development Authority, Revenue (Boose Properties, LP Project) (LOC; Fulton Bank)	3.56	9/7/06	2,055,000 a	2,055,000
Lancaster Industrial Development Authority, Revenue (Ensco Limited Project) (LOC; M&T Bank)	3.61	9/7/06	180,000 a	180,000
Lancaster Industrial Development Authority, Revenue (Farm and Home Foundation of Lancaster County Project) (LOC; Fulton Bank)	3.51	9/7/06	2,615,000 a	2,615,000
Lancaster Industrial Development Authority, Revenue (Snavely's Mill, Inc. Project) (LOC;				

Fulton Bank)	3.61	9/7/06	2,820,000 a	2,820,000
Lancaster Municipal Authority, Revenue (Ephrata Community Hospital Project) (LOC; Fulton Bank)	3.50	9/7/06	2,600,000 a	2,600,000
Langhorne Manor Borough Higher Education and Health Authority, Retirement Communities Revenue (Wesley Enhanced Living Obligated Group) (Insured; Radian Group and Liquidity Facility; Citizens Bank Of Pennsylvania)	3.61	9/1/06	2,500,000 a	2,500,000
Lehigh County Industrial Development Authority, Revenue (Impress Industries Inc. Project) (LOC; Wachovia Bank)	3.56	9/7/06	1,620,000 a	1,620,000
Lehigh County Industrial Development Authority, Revenue (Prior Coated Metals Project) (LOC; Wachovia Bank)	3.66	9/7/06	675,000 a	675,000
Lower Lackawanna Valley Sanitary Authority, Guaranteed Sewer Revenue (Insured; AMBAC)	3.90	9/15/06	345,000	345,035
Montgomery County, GO Notes	4.00	10/15/06	1,155,000	1,155,491
Montgomery County Industrial Development Authority, Retirement Community Revenue (Adult Communities Total Services Retirement Life Communities Inc. Obligated Group) (Insured; Radian Group and Liquidity Facility; ABN-AMRO)	3.61	9/1/06	400,000 a	400,000
Montgomery County Industrial Development Authority, Revenue (Girl Scouts of Southeastern Pennsylvania Project) (LOC; Wachovia Bank)	3.51	9/7/06	200,000 a	200,000
Montgomery County Industrial Development Authority, Revenue (Independent Support Systems, Inc. Project) (LOC; Wachovia Bank)	3.51	9/7/06	150,000 a	150,000
Montgomery County Industrial Development Authority, Revenue (Northwestern Human Services, Inc. Project) (LOC; Commerce Bank)	3.68	9/7/06	13,460,000 a	13,460,000
Montgomery County Industrial Development Authority, Revenue (Recigno Laboratories, Inc. Project) (LOC; Wachovia Bank)	3.56	9/7/06	1,000,000 a	1,000,000
Montgomery County Industrial				

Development Authority, Revenue, CP (Exelon Project) (LOC; BNP Paribas)	3.58	9/14/06	5,000,000	5,000,000
New Castle Area Hospital Authority, HR (Jameson Memorial Hospital) (Insured; FSA and Liquidity Facility; PNC Bank)	3.50	9/7/06	1,525,000 a	1,525,000
Northampton County General Purpose Authority, Revenue (Lafayette College)	4.50	11/16/06	2,100,000	2,104,870
Northampton County Industrial Development Authority, IDR (S&L Plastics, Inc. Project) (LOC; Bank of America)	3.55	9/7/06	2,750,000 a	2,750,000
Northampton County Industrial Development Authority, Revenue (Bardot Plastics Inc. Project) (LOC; Wachovia Bank)	3.71	9/7/06	305,000 a	305,000
Northampton County Industrial Development Authority, Revenue (Reale Associated Project) (LOC; Wachovia Bank)	3.56	9/7/06	1,660,000 a	1,660,000
Northumberland County Industrial Development Authority, Revenue (Drug Plastics and Glass Company Project) (LOC; Wachovia Bank)	3.56	9/7/06	2,030,000 a	2,030,000
Pennsylvania, GO Notes	5.50	10/1/06	770,000	770,774
Pennsylvania, GO Notes	5.25	10/16/06	300,000	300,688
Pennsylvania, GO Notes	5.00	1/16/07	500,000	502,625
Pennsylvania, GO Notes	5.25	2/1/07	220,000	221,649
Pennsylvania, Revenue (Liquidity Facility; JPMorgan Chase Bank)	3.50	9/7/06	900,000 a,b	900,000
Pennsylvania Economic Development Financing Authority, EDR (LOC; PNC Bank)	3.49	9/7/06	1,150,000 a	1,150,000
Pennsylvania Economic Development Financing Authority, EDR (LOC; PNC Bank)	3.49	9/7/06	700,000 a	700,000
Pennsylvania Economic Development Financing Authority, EDR (Edward C. Ford Jr. and Williams J. Knepper Project) (LOC; PNC Bank)	3.49	9/7/06	350,000 a	350,000
Pennsylvania Economic Development Financing Authority, EDR (L. Michael and Janet Arnold Project) (LOC; PNC Bank)	3.49	9/7/06	650,000 a	650,000

Pennsylvania Economic Development Financing Authority, EDR (Premium Molding Project) (LOC; PNC Bank)	3.49	9/7/06	900,000 a	900,000
Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue (York Water Co. Project) (Insured; XLCA and Liquidity Facility; PNC Bank)	3.49	9/7/06	6,410,000 a	6,410,000
Pennsylvania Economic Development Financing Authority, Revenue (LOC; Wachovia Bank)	3.56	9/7/06	700,000 a	700,000
Pennsylvania Economic Development Financing Authority, Revenue (Westrum Harleysville II, L.P. Project) (LOC; FHLB)	3.47	9/7/06	1,000,000 a	1,000,000
Pennsylvania Economic Development Financing Authority, RRR (Insured; AMBAC and Liquidity Facility; Citibank NA)	3.47	9/7/06	2,500,000 a,b	2,500,000
Pennsylvania Economic Development Financing Authority, SWDR (Waste Management Inc.) (Liquidity Facility: Lloyds TSB Bank PLC and Merrill Lynch)	3.48	9/7/06	4,495,000 a,b	4,495,000
Pennsylvania Energy Development Authority, Energy Development Revenue (B&W Ebensburg Project) (LOC; Landesbank Hessen-Thuringen Girozentrale)	3.45	9/7/06	5,000,000 a	5,000,000
Pennsylvania Higher Educational Facilities Authority, HR (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Lloyds TSB Bank PLC)	3.47	9/7/06	5,945,000 a,b	5,945,000
Pennsylvania Higher Educational Facilities Authority, Revenue (Putters Program) (Association of Independent Colleges and Universities of Pennsylvania Program) (Insured; Radian Group and Liquidity Facility; JPMorgan Chase Bank)	3.47	9/7/06	1,500,000 a,b	1,500,000
Pennsylvania Housing Finance Agency, SFMR	3.75	10/1/07	930,000 c	930,000
Pennsylvania Housing Finance Authority, Revenue (Insured; FSA and Liquidity Facility; Merrill Lynch)	3.48	9/7/06	2,280,000 a,b	2,280,000
Philadelphia, Airport Revenue (Insured; MBIA and Liquidity Facility; Merrill Lynch)	3.49	9/7/06	1,000,000 a,b	1,000,000

Philadelphia, GO Notes, TRAN	4.50	6/29/07	2,500,000	2,514,503
Philadelphia Authority for Industrial Development, IDR (I Rice Assiciates LP Project) (LOC; Wachovia Bank)	3.56	9/7/06	500,000 a	500,000
Philadelphia Authority for Industrial Development, Revenue (Lannett Company) (LOC; Wachovia Bank)	3.56	9/7/06	230,000 a	230,000
Philadelphia Authority for Industrial Development, Revenue (Today's Graphics, Inc. Project) (LOC; Wachovia Bank)	3.56	9/7/06	500,000 a	500,000
Philadelphia School District, GO Notes, TRAN (LOC; Bank of America)	4.50	6/29/07	3,000,000	3,017,152
Pittsburgh (Insured; MBIA)	5.00	9/1/06	500,000	500,000
Roaring Fork Municipal Products LLC (Insured; MBIA and Liquidity Facility; The Bank of New York)	3.56	9/7/06	10,830,000 a,b	10,830,000
Schuylkill County Industrial Development Authority, IDR (M & Q Packing Corporation Project) (LOC; PNC Bank)	3.53	9/7/06	670,000 a	670,000
Souderton Area School District, GO Notes (Insured; FGIC)	3.80	11/15/06	575,000	575,000
State Public School Building Authority, School Revenue (Putters Program) (Insured; FSA and Liquidity Facility; PB Finance Inc.)	3.47	9/7/06	3,220,000 a,b	3,220,000
Telford Industrial Development Authority, Revenue (Ridgetop Project) (LOC; Bank of America)	3.55	9/7/06	4,730,000 a	4,730,000
Temple University of the Commonwealth System of Higher Education, University Funding Obligations	5.00	4/26/07	280,000	282,179
Towanda Area School District, GO Notes (Insured; FGIC)	3.90	9/1/06	365,000	365,000
Towanda Area School District, GO Notes (Insured; FSA)	4.00	9/1/06	215,000	215,000
Upper Merion Area School District, GO Notes (Insured; FSA)	5.35	9/1/06	100,000	100,000
Venango County Industrial Development Authority, RRR, CP (Scrubgrass Project) (LOC; Dexia Credit Locale)	3.68	10/5/06	3,096,000	3,096,000
York County Industrial Development Authority, Revenue (495 Leasing Project) (LOC;				

Wachovia Bank)	3.56	9/7/06	500,000	a	500,000
York Redevelopment Authority,					
Revenue (LOC; M&T Bank)	3.68	9/7/06	3,515,000	a	3,515,000

Total Investments (cost $185,426,352)	**104.0%**	**185,426,352**
Liabilities, Less Cash and Receivables	**(4.0%)**	**(7,051,685)**
Net Assets	**100.0%**	**178,374,667**

a   Securities payable on demand. Variable interest rate--subject to periodic change.
b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2006, these securities amounted to $32,670,000 or 18.3% of net assets.
c   Purchased on a delayed delivery basis.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access		**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company		**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes		**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance		**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company		**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty		**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation		**CP**	Commercial Paper
EDR	Economic Development Revenue		**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company		**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank		**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association		**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes		**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association		**GO**	General Obligation
HR	Hospital Revenue		**IDB**	Industrial Development Board
IDC	Industrial Development Corporation		**IDR**	Industrial Development Revenue
LOC	Letter of Credit		**LOR**	Limited Obligation Revenue
LR	Lease Revenue		**MBIA**	Municipal Bond Investors Assurance Insurance
MFHR	Multi-Family Housing Revenue		**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue		**PILOT**	Payment-In-Lieu-Of Taxes
RAC	Revenue Anticipation Certificates		**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants		**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes		**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue		**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency		**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes		**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes		**XLCA**	XL Capital Assurance